Exhibit (a)(2)

RANGER MERGER CORPORATION

2727 CHEMSEARCH BOULEVARD
IRVING, TEXAS 75062

January 7, 2001

Dear Stockholder:

      I am pleased to announce that Ranger Merger Corporation, an entity controlled by the Levy family, is commencing a tender offer (the “Offer”) for all of the outstanding common stock of NCH Corporation (“NCH”) not already owned by Ranger Holding LLC or its affiliates, for a purchase price of $52.50 per share, net to the seller in cash, pursuant to the terms of the Agreement and Plan of Merger, dated as of December 24, 2001, by and among Ranger Holding LLC, Ranger Merger Corporation and NCH Corporation (the “Merger Agreement”). Ranger Holding LLC and its affiliates currently own approximately 57% of the outstanding shares of common stock of NCH.

      The Offer will expire, unless extended, at 12:00 midnight, New York City Time, on Monday, February 4, 2002. If, prior to the expiration of the Offer, the number of shares of NCH common stock validly tendered and not withdrawn, in combination with the shares owned by the Levy family, is equal to or exceeds 90% of the shares of NCH common stock outstanding, Ranger Merger Corporation will accept for payment all shares tendered and not previously withdrawn. If the number of shares validly tendered and not withdrawn, when added to the shares owned by the Levy family, is equal to less than 90% of the common stock outstanding, Ranger Merger Corporation may, upon the terms and conditions of the Merger Agreement (i) extend the Offer for an additional period of time, (ii) waive the 90% minimum condition to the Offer, provided that the number of shares tendered, when added to the Levy family’s shares, is equal to at least 80% of the outstanding shares, or (iii) terminate the Offer, in which case all shares previously tendered shall be returned to the tendering shareholder.

      At a meeting held on December 24, 2001, the Board of Directors of NCH Corporation unanimously determined, among other things, that the Offer Price is fair and the transactions contemplated by the Merger Agreement are in the best interests of NCH and its stockholders based upon, among other things, the unanimous recommendation and approval of the Special Committee of the Board of Directors, which was appointed to evaluate and negotiate the terms of the Offer and was comprised solely of NCH directors who have no position with or financial interest in Ranger Merger Corporation or Ranger Holding LLC or its affiliates.

      The terms and conditions of the Offer are contained in the enclosed Offer to Purchase and the Letter of Transmittal and the related instructions. We have included a summary of the Offer in the Offer to Purchase in Section I (Introduction and Summary Term Sheet), which responds to many commonly asked questions about the Offer. We encourage you to read the enclosed material carefully before making any decisions with respect to the Offer.

      Ranger Merger Corporation has retained the services of Mellon Investor Services LLC as Information Agent and Deutche Banc Alex. Brown Inc. as Dealer Manager to assist shareholders in connection with the Offer. If you have any questions concerning the Offer and how to participate, or if you need additional documents, please call Mellon Investor Services LLC at (888) 695-1646 or Deutche Banc Alex. Brown Inc. at (410) 895-4631.

Sincerely,

/s/ IRVIN L. LEVY
Irvin L. Levy
Chairman and President